Exhibit 17.1

Murray T. Holland

November 25, 2022

Board of Directors GWG

Holdings, Inc.

325 North St. Paul St. Suite 2650 Dallas,

TX 75201

Re:	Resignation

To the Board and Management of GWG Holdings, Inc.:

I write this letter following my resignation as President and Chief Executive Officer on Sunday, November 13th, and to tender my resignation as Director of GWG Holdings, Inc. (“GWGH” or the “Company”) along with all offices and directorships of any direct and indirect subsidiaries of the Company. I am resigning from the Board because I am committed to the goals of the proposed reorganization plan, which I believe will maximize value for the Company’s stakeholders. My continued service on the Board should not distract from this core goal of having the Company emerge from bankruptcy as quickly as possible in a position of financial strength.

Sincerely,

/s/ Murray T. Holland
Murray T. Holland